UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------

                                  SCHEDULE 13G

                               (Amendment No. __)

                    Under the Securities Exchange Act of 1934

                                   Allianz AG
            -------------------------------------------------------
                                (Name of issuer)

                                 Ordinary Shares
            -------------------------------------------------------
                         (Title of class of securities)

                                    018805101
            -------------------------------------------------------
                                 (CUSIP number)

                                November 3, 2000
            -------------------------------------------------------
            (Date of Event which requires filing of this Statement)

         Check the  appropriate box to designate the rule pursuant to which this schedule is filed:

                               ( ) Rule 13d-1 (b)
                               (X) Rule 13d-1 (c)
                               ( ) Rule 13d-1 (d)

-------------------                                            -----------------
CUSIP No. 018805101                   13G                      Page 2 of 6 Pages
-------------------                                            -----------------

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1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Deutsche Bank A.G.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) ( )
                                                                         (b) ( )
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Federal Republic of Germany
--------------------------------------------------------------------------------
NUMBER OF SHARES          5  SOLE VOTING POWER
BENEFICIALLY OWNED BY
EACH REPORTING               178,410
PERSON WITH             --------------------------------------------------------
                          6  SHARED VOTING POWER

                             15,460,937
                        --------------------------------------------------------
                          7  SOLE DISPOSITIVE POWER

                             1,232,281
                        --------------------------------------------------------
                          8  SHARED DISPOSITIVE POWER

                             16,147,011
--------------------------------------------------------------------------------
 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         17,379,292
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                      ( )
--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         7.1%
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON

         HC, BK, CO
--------------------------------------------------------------------------------

Item 1(a). Name of Issuer:

     Allianz AG (the "Issuer")

Item 1(b). Address of Issuer's Principal Executive Offices:

     The address of the Issuer's principal executive offices is Koeniginstrasse 28, 80802 Munchen, Federal Republic of Germany.

Item 2(a). Name of Person Filing:

     This statement is filed on behalf of Deutsche Bank AG (the "Reporting Person").

Item 2(b). Address of Principal Business Office or, if none, Residence:

     The principal place of business of DBAG is Taunusanlage 12, D-60325, Frankfurt am Main, Federal Republic of Germany.

Item 2(c). Citizenship:

     The citizenship of the Reporting Person is set forth on the cover page.

Item 2(d). Title of Class of Securities:

     The title of the securities is ordinary shares, which also includes securities held in the form of American Depository Receipts (the "Ordinary Shares").

Item 2(e). CUSIP Number:

     The CUSIP number of the Ordinary Shares is set forth on the cover page.

Item 3.    If this  statement is filed pursuant to Rules 13d-1(b), or 13d-2(b)or
           (c), check whether the person filing is a:

          (a)( ) Broker or dealer registered under section 15 of the Act;

          (b)( ) Bank as defined in section 3(a)(6) of the Act;

          (c)( ) Insurance Company as defined in section 3(a)(19) of the Act;

          (d)( ) Investment Company registered under section 8 of the Investment Company Act of 1940;

          (e)( )  An   investment   adviser  in   accordance   with  Rule  13d-1
                 (b)(1)(ii)(E);

          (f)( ) An employee benefit plan, or endowment fund in accordance with Rule 13d-1 (b)(1)(ii)(F);

          (g)( ) A parent holding company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G);

          (h)( ) A savings association as defined in section 3(b) of the Federal Deposit Insurance Act;

          (i)( ) A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

          (j)( ) Group, in accordance with Rule 13d-1 (b)(1)(ii)(J).

     If this statement is filed pursuant to Rule 13d-1 (c), check this box. |X|

Item 4. Ownership.

     (a)  Amount beneficially owned:

          The Reporting Person owns the amount of the Ordinary Shares as set forth on the cover page.

     (b)  Percent of class:

          The Reporting Person owns the percentage of the Ordinary Shares as set forth on the cover page.

     (c)  Number of shares as to which such person has:

          (i)  sole power to vote or to direct the vote:

               The Reporting Person has the sole power to vote or direct the vote of the Ordinary Shares as set forth on the cover page.

          (ii) shared power to vote or to direct the vote:

               The Reporting Person has the shared power to vote or direct the vote of the Ordinary Shares as set forth on the cover page.

          (iii) sole power to dispose or to direct the disposition of:

               The Reporting Person has the sole power to dispose or direct the disposition of the Ordinary Shares as set forth on the cover page.

          (iv) shared power to dispose or to direct the disposition of:

               The Reporting Person has the shared power to dispose or direct the disposition of the Ordinary Shares as set forth on the cover page.

Item 5. Ownership of Five Percent or Less of a Class.

     Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

     Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     The following are subsidiaries of the Reporting Person which hold Ordinary Shares included in the figure on the cover page: BOJA Beteiligungs Aktiengesellschaft & Co. Zweite Beteiligungs KG, Eschbon; Deutsche Bank AG London; Morgan Grenfell & Co. Limited; Deutsche Asset Management Group Limited; Deutsche Asset Management Limited; Deutsche Asset Management (International) Limited; Deutsche Asset Management Investment Services Limited; Deutsche Asset Management Life & Pensions Ltd.; Nissay Deutsche Asset Management Limited; Deutsche Asset Management Investmentgesellschaft mbH; Deutsche Asset Management International GmbH; Deutsche Asset Management Europe GmbH; Deutsche Gesellschaft fur Wertpapiersparen mbH; Deutsche Vermogensbildungsgesellschaft mbh; Deutsche Fund Management, New York; DWS (Australia) Investmentgesellschaft mbH; DWS Investment Management S.A. Luxemburg; DB Asset; DB Gestion Sociedad Gestora de Instituciones de Inversion Colectiva, Sociedad Anonima; DeAM SA, Paris; Deutsche Trust Bank Limited; Deutsche Bank Portugal; Deutsche Bank Switzerland S.A.; Deutsche Asset Management SGR SpA; Deutsche Bank International Ltd.; Deutsche International Trust Corporation (C.I.) Limited; Versicherungsholding der Deutschen Bank AG; Deutscher Herold Lebensversicherungs-AG der Deutschen Bank; and Deutscher Herold Allgemeine-AG der Deutschen Bank.

Item 8. Identification and Classification of Members of the Group.

     Not applicable.

Item 9. Notice of Dissolution of Group.

     Not applicable.

Item 10. Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 13, 2000

                                        DEUTSCHE BANK AG

                                        By: /s/ Dr. Dieter Eisele
                                           -------------------------------------
                                           Name:   Dr. Dieter Eisele
                                           Title:  Group Head of Compliance


                                         By: /s/ Christoph Kirschhofer
                                            ------------------------------------
                                           Name:   Christoph Kirschhofer
                                           Title:  Director